(212) 701-3000

September 28, 2007

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3651

Re:	The Great Atlantic & Pacific Tea Company, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed September 4, 2007
File No. 333-143212

Dear Mr. Owings:

     On behalf of The Great Atlantic & Pacific Tea Company, Inc. (the “Company” or “A&P”), we hereby submit responses to the comments of the staff regarding the Company’s Amendment No 2 to its Registration Statement on Form S-4 Filed September 4, 2007 as set forth in your letter dated September 24, 2007 (the “Comment Letter”). Additionally, the Company files herewith, via EDGAR, Amendment No. 3 to its registration statement on Form S-4 (the “Registration Statement”), filed with the Commission on May 24, 2007. This amendment reflects the Company’s responses to the comments of the Staff as set forth in the Comment Letter.

      Set forth below are the Staff’s comments contained in your letter and immediately following each comment is the Company’s response:

Amendment No. 2 to Registration Statement on Form S-4 filed September 4, 2007

Unaudited Pro Forma Condensed Combined Financial Information, page 124

Note 1 – Basis of Presentation, page 131

     1.   Please expand your disclosure to define “Revised Historical A&P” and what stores constitute the Pending Disposition.

     Response: We have revised our disclosure in the introduction and in Note 1 to clarify the following:

  The revised historical Statements of Operations of A&P included in the pro forma financial statements were revised to reflect the Greater New Orleans operations as discontinued operations because these operations qualified for this treatment during A&P’s first quarter.

  The “Pending Disposition” column in the pro forma condensed combined Statement of Operations contain the operations of the Midwest only, which did not qualify for discontinued operations classification until A&P’s second quarter.1

  The pro forma balance sheet “Pending Disposition” column reflects the disposition of the assets of both the Greater New Orleans and the Midwest.

1 During the first quarter of A&P’s fiscal year 2007, A&P determined that it would cease operations in the Midwest. It was determined that it was probable that a majority of the assets at open stores would be disposed within 12 months and the leases either assigned or terminated. Accordingly, these assets were classified as “Assets Held for Sale” on the Balance Sheet. However, it was not probable that A&P would be able to dispose of the entire 66 open stores and two warehouses within 12 months and therefore not all stores or assets were classified as “Assets Held for Sale”. On July 7, 2007, A&P ceased operations at all remaining locations and “abandoned” these locations. SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” paragraph 27 requires that “If a long-lived asset is to be abandoned … together with other assets (and liabilities) as a group and that disposal group is a component of an entity, paragraphs 41-44 [Reporting Discontinued Operations] shall apply to the disposal group at the date it is disposed of” [emphasis added]. The abandoned assets together with the Assets Held for Sale comprise the Midwest operations that qualify as the disposal group that is the component of the entity meeting the requirements of paragraphs 41-44 of SFAS 144.

     2.   Please disclose your factual support for assuming cash from expected additional proceeds will be available from sales of inventory and property to partially fund the Pathmark acquisition.

     Response: We have updated the description of the Greater New Orleans disposition in Note 1 to state that A&P has received signed binding asset purchase or termination agreements for the property and inventory for all the locations in the Greater New Orleans area. As noted in Note 1, the Midwest disposition is substantially complete. Therefore, the cash reflected in the pro forma financial statements is comprised of cash committed to A&P through the asset purchase agreements and actual cash received from the sale of Midwest facilities subsequent to the pro forma balance sheet date.

     A&P believes that leaving the cash in the “Cash and cash equivalents” line item of the pro forma balance sheet (rather than reflecting this excess cash as a partial funding of the Pathmark acquisition), could mislead investors regarding A&P expected liquidity post-closing. Further, A&P would reasonably be expected to use any excess cash to reduce any future borrowing needs.

Note 3 – Purchase Price Allocation, page 127

     3.   You state in your response that you are required to purchase the senior subordinated notes and that you will not be acquiring the notes. You also disclose on page 137 that you will pay down the outstanding debt of Pathmark. Tell us the accounting literature you are relying upon to exclude from the net assets acquired amounts acquired and subsequently or concurrently paid. If you are not required to acquire the debt, please clearly disclose that fact as previously requested. To the extent you pay down the Pathmark debt following or concurrently with the acquisition, please revise your presentation to show the historical book value of Pathmark net assets acquired, including the debt and deferred financing fees with the allocation of the consideration showing the amount allocated to the fair value of the Pathmark debt.

     Response: As disclosed in Note 4, A&P will pay down the outstanding debt of Pathmark concurrent with the consummation of the merger transaction. The merger agreement between Pathmark and A&P requires Pathmark to make a tender offer for these notes and requires A&P to fund Pathmark’s acquisition of these notes. In the alternative, the merger agreement allows A&P to require Pathmark to exercise a call provision for 100% of the notes and A&P is required to fund the call. The estimated cost of either the tender offer or the call is approximately $17 million.

     If holders of the Pathmark notes tender more than 50% of the outstanding debt but less than 100%, then the untendered notes will be acquired by A&P in the merger, remain outstanding, and be recorded at fair value on A&P’s balance sheet at the acquisition date. As these notes bear interest at 8.75% and A&P estimates issuing new debt to acquire Pathmark at an assumed rate of 10.5%, it is considered remote that all the Pathmark notes would not be tendered. A&P currently anticipates that any Pathmark notes that remaining outstanding at the closing date of the merger would require a discount to be recorded to reflect the fair value and this discount would be amortized as an expense.

A&P has added disclosure in Note 4 that states,

     “The accompanying pro forma financial statements assume that all of Pathmark’s 8.75% Senior Subordinated Notes outstanding have been tendered. However, in the event that not all of the notes are tendered, A&P will record, as of the acquisition date, the fair value of the obligation for the remaining outstanding notes pursuant to SFAS 141, “Business Combinations.”

       Further, A&P has revised the presentation of the table presenting the allocation of purchase price in Note 3 to more clearly reflect the A&P’s funding of the Pathmark tender offer.

Note 4 – Financing, page 129

     4.   We note your response to comment 6 in our letter dated August 13, 2007. Please explain why the purchase price paid through the issuance to the Pathmark 2005 warrant holders decreased over 30% from $358.7 million in amendment no. 1 to $238.8 million in amendment no. 2. Please include the impact of the change in market price of the A&P stock previously used to the price used in this amendment. If there was a miscalculation in either computation, please explain in detail.

     Response: The computation to determine the value of the Pathmark 2005 warrant obligation in Amendment No. 1 to the Registration Statement for the Pathmark 2005 warrant had erroneously multiplied the A&P closing quoted stock price as of the balance sheet date (February 24, 2007) of $30.86 by the outstanding warrants of 11,623,236 to arrive at the estimated obligation. Amendment No. 2 to the Registration Statement correctly uses the Black-Scholes model to value the obligation. The Black-Scholes valuation based on the A&P closing quoted stock price as of the balance sheet date of June 16, 2007 of $34.86 results in the following values for the two warrant grants: $17.23 times 4,657,407 warrants equals $80,259,444; and $22.41 times 6,965,903 warrants equals $156,116,618.

Where you can find more information, page 174

     5.   Please update the documents you have listed to incorporate by reference to include the Form 8-Ks filed September 19 and 20, 2007. Please also ensure that the Pathmark filings referenced are updated to include recent submissions.

     Response: We have revised the disclosure on page 175 in response to the Staff’s comment.

* * * * *

     Comments or questions regarding any matters with respect to the Registration Statement may be directed to Daniel Zimmerman at (212) 701-3777 or John Schuster at (212) 701-3323.

Very truly yours,

/s/ John Schuster
John Schuster

cc:	Allan Richards
Chris McGarry
Kenneth W. Orce
Helene R. Banks
John M. Newell